EXHIBIT 12
                           THE NEW YORK TIMES COMPANY

                       Ratio of Earnings to Fixed Charges

                                   (Unaudited)

                                                                                        Years Ended
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                                                            December 27,  December 28,  December 29,  December 31,  December 31,
(In thousands, except ratio)                                        1998         1997           1996          1995          1994
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
Earnings from continuing operations before
     fixed charges

Income before income taxes, income from joint ventures and
     an extraordinary item (1) (2)                             $ 484,506    $ 423,375      $ 179,686     $ 218,810     $ 383,610
Less net gain on dispositions of assets                          (12,619)     (10,388)       (32,836)      (11,291)     (200,873)
Distributed earnings from less than fifty percent owned
   affiliates                                                     18,192       14,982         16,957         7,980         8,224
Less pre-tax preferred stock dividends                                --         (129)          (174)         (163)         (166)
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Adjusted pre-tax earnings from continuing operations             490,079      427,840        163,633       215,336       190,795
Fixed charges less capitalized interest                           56,594       55,304         40,821        42,970        43,912
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Earnings from continuing operations before fixed charges       $ 546,673    $ 483,144      $ 204,454     $ 258,306     $ 234,707
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Fixed charges

Interest expense, net of capitalized interest                   $ 46,927     $ 45,039       $ 30,759      $ 33,574      $ 34,880
Capitalized interest                                                 173        5,394         19,574        15,177         4,943
Less pre-tax preferred stock dividends                                --          129            174           163           166
Portion of rentals representative of interest factor               9,667       10,136          9,888         9,233         8,866
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Total fixed charges                                             $ 56,767     $ 60,698       $ 60,395      $ 58,147      $ 48,855
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Ratio of earnings to fixed charges                                  9.63         7.96           3.39          4.44          4.80
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

(1) 1998 excludes a $14 million pre-tax extraordinary item resulting from the early extinguishment of certain long term debt (see Note 8 of the Notes to the Consolidated Financial Statements).

(2) 1996 includes a $127 million pre-tax noncash accounting charge related to SFAS No. 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of (see Note 4 of the Notes to the Consolidated Financial Statements).